EXHIBIT 11. Statement Re: Computation of Earnings Per Share
(Unaudited)
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(Dollars and shares in millions, except per-share data)
BASIC
Net income	$1,203.1	$1,326.6	$3,957.3	$3,261.3
Average number of common shares outstanding	1,076.6	1,110.4	1,079.1	1,110.3
Contingently issuable shares	3.6	9.2	3.7	8.1
Adjusted average shares	1,080.2	1,119.6	1,082.8	1,118.4
Basic earnings per share	$1.11	$1.18	$3.65	$2.92
DILUTED
Net income	$1,203.1	$1,326.6	$3,957.3	$3,261.3
Average number of common shares outstanding	1,076.6	1,110.4	1,079.1	1,110.3
Incremental shares – stock options and contingently issuable shares	7.6	9.2	7.6	8.1
Adjusted average shares	1,084.2	1,119.6	1,086.7	1,118.4
Diluted earnings per share	$1.11	$1.18	$3.64	$2.92